[Letterhead of Konami Corporation]

September 19, 2008

FOIA CONFIDENTIAL TREATMENT

OF THE EXHIBITS OF THIS LETTER

REQUESTED BY KONAMI CORPORATION

Via EDGAR

Donna Levy

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States

Re:	Konami Corporation Form 20-F for the fiscal year ended March 31, 2008 Filed August 2, 2007
File No. 1-31452

Dear Ms. Levy:

This is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated September 5, 2008, with respect to the annual report on Form 20-F of Konami Corporation (“Konami”) for the fiscal year ended March 31, 2008 (the “2008 Form 20-F”). For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

As further described below and pursuant to 17 C.F.R. § 200.83, Konami is respectfully requesting confidential treatment for the two exhibits attached to this letter.

Form 20-F for the fiscal year ended March 31, 2008

Business Overview

Computer & Video Games business

FOIA CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBITS

Ms. Donna Levy

Platform Licenses, page 27

1. You disclose that you can only publish games for use on game platforms if you receive a platform license from certain companies, such as Sony, Nintendo and Microsoft. Please provide us with your analysis as to why Konami is not substantially dependent upon its platform licenses with these companies for purposes of Instruction 4(b)(ii) to Exhibits of Form 20-F. As a related matter, we understand that the initial term of platform licenses is generally several years and extensions are for one-year terms. Please ensure that the platform license table on page 28 identifies which agreements are renewed automatically.

Response:

In connection with the Staff’s comment regarding the filing of Konami’s platform licenses as exhibits to the 2008 Form 20-F pursuant to Instruction 4(b)(ii) to Exhibits of Form 20-F, Konami respectfully informs the Staff that it received a similar comment in a letter from the Commission dated November 27, 2002 relating to Konami’s registration statement on Form 20-F, filed with the Commission on September 20, 2002. Konami replied to the November 27, 2002 letter with a response letter dated January 10, 2003 (the “2003 Response Letter”).

On January 10, 2003, Konami requested and received confidential, non-public treatment of the 2003 Response Letter under the Freedom of Information Act (“FOIA”) pursuant to Title 17 C.F.R.§200.83. In order to preserve the confidential nature of the 2003 Response Letter, which we are attaching in its entirety as Exhibit A (the “Exhibit A”) to this letter, we are once again requesting confidential, non-public treatment of the 2003 Response Letter under FOIA. Similarly, Konami is respectfully submitting as Exhibit B (the “Exhibit B” and together with Exhibit A, the “Exhibits”) to this letter updated supplemental information to its 2003 Response Letter, for which we are also requesting confidential non-public treatment under FOIA. Because the updated supplemental information of Exhibit B contains trade secrets and confidential commercial and financial information, it is subject to the exemption from mandatory disclosure under Exemption 4 under FOIA, 5 U.S.C. §552(b)(4). See, e.g., Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871 (D.C.C. 1992). Konami also believes that since the updated supplemental information of Exhibit B contains commercial or financial information, is privileged or confidential and contained in related material submitted to the Staff in confidence, the material is non-public under 17 C.F.R. §200.80(b)(4). In addition, various other exemptions may be applicable to the material Konami may provide in the future.

FOIA CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBITS

Ms. Donna Levy

Accordingly, Konami requests that the Exhibits be kept in a non-public file and that access to them by any third party not a member of the Commission or its staff will be denied. In addition to requesting confidential treatment with respect to the Exhibits, we further request that you communicate our request for confidentiality to any other government entity that may request access to these materials. If you decide to release any information supplied by us in the course of this matter to another government agency, we request that we be notified of that release immediately, so that we can formally request confidential treatment under the FOIA. If any other person should request the opportunity to inspect or copy the Exhibits and/or materials we may provide to you in the future in connection with this matter, we request that we be notified immediately by telephone call, be furnished a copy of all written materials pertaining to such request (including but not limited to the request itself and any agency determinations concerning such request) and be given at least ten business days’ advance written notice of any intended release, so that we may pursue any remedies available to us. See, e.g., Chrysler Corp. v. Brown, 441 U.S. 281 (1979). Pursuant to Rule 83 of the Rules of Practice of the Commission, the request for confidential, non-public treatment of the Exhibits is also being delivered to the Freedom of Information Act Officer of the Commission.

In connection with the third and forth sentences of the Staff’s comment No. 1 above, Konami acknowledges the Staff’s comment and respectfully informs the Staff that all of the platform licenses shown on the table on page 28 of the 2008 Form 20-F are automatically renewed. In future filings, Konami will modify its disclosure by inserting the following paragraph right before the table: “All of the platform licenses shown below are automatically renewed on an annual basis.”

* * * * *

Konami acknowledges that:

•	Konami is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Konami may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or e-mail, Noriaki Yamaguchi, fax: 03-5412-3311 or Junichi Motobayashi, fax: 03-5412-3315, e-mail address: mj.20978@konami.com. You can also contact Sandra Treusdell at Sullivan & Cromwell LLP, our counsel, in Tokyo by telephone at 81-3-3213-6101, by fax at 81-3-3213-6470 or by email at treusdells@sullcrom.com. In the event you need to reach Ms. Treusdell during normal business hours in Washington, please feel free to call her at home in Tokyo at 81-3-6277-3189.

FOIA CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBITS

Ms. Donna Levy

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and Chief Financial Officer
Konami Corporation

cc:	FOIA/Privacy Act Officer
Barbara C. Jacobs
(Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
Sandra Treusdell
(Sullivan & Cromwell LLP)

FOIA CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBITS

Ms. Donna Levy

EXHIBIT A

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FOIA CONFIDENTIAL TREATMENT REQUESTED FOR EXHIBITS

Ms. Donna Levy

EXHIBIT B

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